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                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                       Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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 FORM 5
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[ ] Check box if no longer
    subject to Section 16.
    Form 4 or Form 5
    obligations may
    continue. See
    Instruction 1(b).
[ ] Form 3 Holdings Reported
[X] Form 4 Transaction Reported

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 1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol        6. Relationship of Reporting Persons
  Heesch         Gary          V.                                                                to Issuer
------------------------------------------    Wasatch Pharmaceutical, Inc. (WASP)                   (Check all applicable)
     (Last)     (First)     (Middle)                                                             _ Director             _ 10% Owner
  714 East 7200 South                                                                            X Officer (give title  _ Other
------------------------------------------                                                                  below)        (specify
             (Street)                                                                                                      below)
  Midvale,          UT         84047                                                                President and CEO
------------------------------------------ -----------------------------------------------------------------------------------------
      (City)      (State)      (Zip)       3. IRS Identification 4. Statement for Month/Year  7. Individual or Joint/Group Reporting
                                            Number of Reporting        December 1996              (check applicable line)
                                            Person, if an Entity ---------------------------  X Form Filed by One Reporting Person
                                              (Voluntary)        5. If Amendment, Date of     _ Form Filed by More than One
                                                                    Original (Month/Year)       Reporting Person

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                                                  Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of Security                        2.Trans-   3.Trans-  4.Securities Acquired (A) 5.Amount of    6.Owner-      7.Nature of
  (Instr.3)                                  action     action    or Disposed of (D)        Securities     ship          Indirect
                                             Date       Code      (Instr. 3, 4 and 5)       Beneficially   Form:         Beneficial
                                             (Month/    (Instr. -------------------------   Owned at       Direct        Ownership
                                             Day/Year)  8)                  A               End of         (D) or        (Instr. 4)
                                                                  Amount    or   Price      Issuer's       Indirect
                                                                            D               Fiscal Year    (I)
                                                                                           (Instr. 3 & 4)  (Instr. 4)
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
Common Stock                               08/12/96    J/4       274,296        Exchange of                   D
                                                       Explanation              Stock
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Common Stock                               08/12/96    J/4        75,000        Exchange of                   I          By Spouse
                                                       Explanation              Stock                                    Common
                                                                                                                         Property
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Common Stock                               10/03/96    J/4         5,000   (D)
                                                       Explanation
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Common Stock                               10/03/96    J/4         5,000   (D)
                                                       Explanation
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Common Stock                               11/11/96    J/4        20,000   (A)  Repayment of                  I          By Spouse
                                                       Explanation              Loan                                     Community
                                                                                                                         Property
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Common Stock                               11/25/96    P/4       125,000   (A)  $125
                                                       Explanation
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Common Stock                               12/31/96    5                                        389,296       D
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Common Stock                               12/31/96    5                                         95,000       I          By Spouse
                                                                                                                         Community
                                                                                                                         Property
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* If the Form is filed by more than one reporting person, see instruction 4(b)(v).                                           (Over)

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FORM 5 (continued)

                             Table II  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                     (e.g., puts, calls, warrants, options, convertible securities)
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1.Title of     2.Conver-   3.Trans-  4.Trans-  5.Number of   6.Date Exer-     7.Title and  8.Price   9.Number  10.Owner-   11.Nature
  Derivative     sion or     action    action    Derivative    cisable and      Amount of    of        of Deri-   ship of     of In-
  Security       Exercise    Date      Code      Securities    Expiration       Underlying   Deri-     vative     Deriva-     direct
  (Instr. 3)     Price of   (Month/   (Instr.    Acquired      Date (Month/     Securities   vative    Secur-     tive        Bene-
                 Deri-       Day/      8)        (A) or        Day/Year)        (Instr. 3    Secu-     ities      Security:   ficial
                 vative      Year)               Disposed                       and 4)       rity      Benefi-    Direct      Owner-
                 Security                        of (D)      -----------------------------   (Instr.   cially     (D) or      ship
                                                 (Instr.3,   Date    Expir-        Amount or 5)        Owned      Indirect   (Instr.
                                                 4, and 5)   Exer-   ation   Title Number of           at End     (I)         4)
                                                -----------  cisable Date          Shares              of Year    (Instr.4)
                                                 (A)    (D)                                            (Instr.4)
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
Options         $.001       10/03/96    P/4      125,000     immed.    none  common  125,000   services    none       (D)
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Explanation of Responses:

1. On August 13, 1996, Wasatch completed a reverse stock reducing the amount of shares on a ratio of 4:1.
2. On August 13, 1996, Wasatch completed a reverse stock reducing the amount of shares on a ratio of 4:1.
3. Transferred shares in private transaction in exchange services rendered.
4. Transferred shares in private transaction in exchange services rendered.
5. Shares issued as repayment of loan made by spouse to the corporation.
6. Exercise of options issued as compensation for services rendered.


** Intentional misstatements or omissions of facts constitute                          /s/ Gary V. Heesch                   04/05/00
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).              --------------------------------    --------
                                                                                       ** Signature of Reporting Person      Date
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
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